January 8, 2026

Exhibit (d)(2)(J)(iii)

Mr. Seamus Ray

T. Rowe Price Associates, Inc.

1307 Point Street

Baltimore, MD 21231

Dear Mr. Ray:

As previously communicated to you on May 16, 2025, the Board of Trustees (the “Board”) of Voya Investors Trust approved the merger of VY® T. Rowe Price Equity Income Portfolio (the “Portfolio”) with and into Voya Large Cap Value Fund, a series of Voya Equity Trust (the “Merger”). Subsequently, the Sub-Advisory Agreement, effective May 1, 2017, between Voya Investments, LLC (“VIL”) and T. Rowe Price Associates, Inc. (“T. Rowe”) (the “Agreement”), solely with respect to the Portfolio, will terminate in accordance with Section 16 of the Agreement, effective on or about the close of business on February 6, 2026.

Pursuant to Section 16, the Agreement may be terminated with respect to the Portfolio at any time, without penalty, by the Board upon 60 days’ notice to VIL and T. Rowe. Therefore, the Agreement will terminate in accordance with Section 16 of the Agreement, effective at the close of business on February 6, 2026. In the interim, we may be in contact to facilitate a smooth transition, and we look forward to your cooperation in this regard.

Finally, we want to thank you for your support throughout this process and dedication to the Portfolio.

Respectfully,

/s/ Todd Modic Todd Modic Senior Vice President Voya Investors Trust